Filed Pursuant to Rule 433

Registration No. 333-202354

Bank of America Corporation

Medium Term Notes, Series L

3.228% Senior Notes, due June 2022

Final Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Pricing Supplement, subject to completion, dated June 11, 2015 to the Prospectus dated May 1, 2015 and the Prospectus Supplement dated May 5, 2015.

Issuer:	Bank of America Corporation (the “issuer”)

Status of Notes:	3.228% Senior Unsecured Notes (the “Notes”)

Ratings:	Moody’s: Baa1 S&P: A- Fitch: A

Principal Amount:	C$ 400 Million

Pricing Date:	June 11, 2015

Settlement Date:	June 22, 2015 (T + 7)

Maturity Date:	June 22, 2022

Issue Spread:

+177bps vs. the interpolated GoC curve (CAN 2.75% 1JUN22 and CAN 1.50% 1JUN23)

+ 178.2bps(1.0bps curve adjustment and 0.2bps delay adjustment) vs. the CAN 2.75% 1JUN22 (priced at 108.600 to yield 1.446%)

Issue Price:	$100.000

Yield:	3.228%

Currency of Principal and Interest Payments:	Canadian Dollars

Interest:	Fixed at 3.228% per annum, payable semi-annually (equal semi-annual coupons).

Interest Payment Dates:	The 22nd day of June and December of each year, with the first payment on December 22nd, 2015 subject to following unadjusted business day convention.

Day Count Convention:	30/360 when calculating interest for a full semi-annual interest period, and Actual/365 (Fixed) when calculating interest for any period that is shorter than a full semi-annual interest period (also known as Actual/Actual (Canadian Compound Method)).

Business Day Convention:	Following Unadjusted Business Day

Business Day:	New York, Charlotte, Toronto

Form and Denominations:	Book entry only through participants in CDS (global certificate). Minimum denominations of C$150,000 with integral multiples of C$1,000 thereafter.

Sales Restrictions:	Available for sale in Canada to accredited investors. Available for sale in the U.S. as notes are registered. Resales in Canada will be subject to resale restrictions.

Redemption:	Only for tax purposes.

Redemption Provisions:

The issuer may redeem the notes in whole, but not in part, at any time before maturity, after giving not less than 30 nor more than 60 calendar days’ notice to the trustee under the indenture and to the holders of the notes, only if the issuer has or will become obligated to pay additional amounts, as described under “Description of Debt Securities—Payment of Additional Amounts” in the prospectus and in the section “Description of the Notes—Payment of Principal, Interest, and Other Amounts Due—Payment of Additional Amounts” in the prospectus supplement.

Paying Agent:	BNY Trust Company of Canada

CUSIP/ISIN:	060505ES9 / CA060505ES91

Governing Law:	New York

Clearing and Settlement:	CDS / Euroclear / Clearstream

Syndicate:

Merrill Lynch Canada Inc. (Joint Bookrunner)

BMO Nesbitt Burns Inc. (Joint Bookrunner)

Scotia Capital Inc. (Joint Bookrunner)

TD Securities Inc. (Joint Bookrunner)

CIBC World Markets Inc. (Co-manager)

RBC Capital Markets Inc. (Co-manager)

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch Canada Inc. toll free at 1-800-294-1322, BMO Nesbitt Burns Inc. at 1-866-864-7760, Scotia Capital Inc. at 1-888-776-3666, or TD Securities Inc. at 1-800-263-5292. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.